UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       TELEPORT COMMUNICATIONS GROUP INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   879463 107
                                 (CUSIP Number)

                             Amos B. Hostetter, Jr.
                          Continental Cablevision, Inc.
                          The Pilot House, Lewis Wharf
                           Boston, Massachusetts 02110
                                 (617) 742-9500

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                February 19, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 2 of 5 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Continental Cablevision, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       127,274,632 - Class B; 1,011,528 -
                                       Class A; See Items 3 and 5(a).

                            9          SOLE DISPOSITIVE POWER

                                       None

                           10          SHARED DISPOSITIVE POWER

                                       127,274,632 - Class B; See Items 3
                                       and 5(a).

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           127,274,632 - Class B; 1,011,528 - Class A; See Items 3 and 5(a).

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                         / /


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           79.7%; See Items 3 and 5(a)

14         TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 3 of 5 Pages



         Continental Cablevision, Inc. ("Continental") hereby amends and supplements its report on Schedule 13D, originally filed on July 17, 1996 (the "Schedule 13D"), to disclose its disposition of shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Teleport Communications Group Inc. ("TCGI"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and background.

         The response set forth in Item 2 of the Schdule 13D is hereby amended and supplemented to include the following information:

         This Amendment is filed pursuant to Rule 13d-2(a) soley on behalf of Continental to report the following dispositions of Shares:

      Number of Shares            Date of Sale         Price per share
      ----------------            ------------         ---------------
          4,000,000                 02/19/97              $    29.375
             15,000                 01/13/97              $    31.50
              2,500                 01/10/97              $    32.00
              2,500                 01/10/97              $    31.625
             55,000                 01/10/97              $    31.50

         Continental is a wholly owned subsidiary of U S WEST, Inc., a Delaware corporation.

Item 4.  Purpose of transaction.

         The purpose of the dispositions reported is compliance with the terms of the Consent Decree (as defined).

Item 5.  Interest in securities of the issuer.

         Continental's holdings as reported in the table in Item 5 are hereby amended and restated as follows. The percentage ownership figure given is based on 45,438,964 oustanding shares of Class A Common Stock, as reported in TCGI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 as adjusted for conversion of 4,000,000 Shares prior to sale and assuming conversion of Continental's Class B Common Stock into Class A Common Stock.

                                                                  Class A Common                            Percentage of
                                          Class A Common        Stock that may be       Total Class A          Class A
                                          Stock Currently        Acquired within        Common Stock            Common
                                              Owned                   60 days               Owned               Stock
                                              ------                  -------               -----               -----
Continental*..........................           -                  13,785,592            13,785,592            30.34%
                                                ---                 ----------             ----------
-----------------

* Each Filing Person may be deemed to beneficially own each other Filing Person's shares of Class A Common Stock and Class B Common Stock.

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 4 of 5 Pages


Item 6.   Contracts,  arrangements,  understandings or relationships  with respect to securities of the issuer.

         Following completion of the merger of Continental Cablevision, Inc. with and into a subsidiary of U S WEST, Inc., Continental entered into a consent decree with the Antitrust Division of the United State Department of Justice, United States of America v. U S WEST, Inc. and Continental Cablevision, Inc., (D.D.C. case No. 96- 2529), (the "Consent Decree"). Pursuant to the provisions of the Consent Decree, Continental is not permitted to acquire any additional Shares and must divest the Shares which it currently holds. The Consent Decree is not yet final.

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 5 of 5 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 1997                    CONTINENTAL CABLEVISION, INC

                                       By: /s/ P. Eric Krauss
                                           Name: P. Eric Krauss
                                           Title:  Vice President and Treasurer